# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wallbox N.V., CIK 0001866501
CUSIP: N94209108
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: Carrer Del Foc, 68, Barcelona, Spain (U3), 08038
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001062993-22-003709
Filed by CIK 0001360587

## Reporting persons
- Iberdrola, S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 1,367,879; sole dispositive power 0; shared dispositive power 1,367,879; aggregate amount beneficially owned 1,367,879 (8.4% of the class)
  Comment: Rows 6, 8 and 9 - Consists of 1,367,879 Class A ordinary shares held by the Reporting Person following the reserve stock split (the "Reverse Stock Split") and amendment (the "Amendment") to the Articles of Association of the Issuer approved by the shareholders of the Issuer on June 30, 2025 and executed by notarial deed on July 2, 2025, which effected the consolidation of 27,357,580 Class A ordinary shares held by the Reporting Person by multiplying such number of Class A ordinary shares by one/twentieth (1/20). The Reverse Stock Split and the Amendment were disclosed in the Issuer's 6-K filed on July 2, 2025.
  
  Row 11 - Represents the percentage of ownership of Class A ordinary shares of the Issuer as of the date hereof, based upon: 16,327,994.8 Class A ordinary shares outstanding as of the date hereof, resulting from multiplying 326,559,896 Class A ordinary shares outstanding (326,934,896 Class A ordinary shares issued, minus 375,000 shares held in treasury as informed to us by the Issuer) prior to the Reverse Stock Split and the Amendment by one/twentieth (1/20).
- Iberdrola Participaciones, S.A.U.: type of reporting person: corporation (CO); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 1,367,879; sole dispositive power 0; shared dispositive power 1,367,879; aggregate amount beneficially owned 1,367,879 (8.4% of the class)
  Comment: Rows 6, 8 and 9 - Consists of 1,367,879 Class A ordinary shares held by the Reporting Person following the reserve stock split (the "Reverse Stock Split") and amendment (the "Amendment") to the Articles of Association of the Issuer approved by the shareholders of the Issuer on June 30, 2025 and executed by notarial deed on July 2, 2025, which effected the consolidation of 27,357,580 Class A ordinary shares held by the Reporting Person by multiplying such number of Class A ordinary shares by one/twentieth (1/20). The Reverse Stock Split and the Amendment were disclosed in the Issuer's 6-K filed on July 2, 2025.
  
  Row 11 - Represents the percentage of ownership of Class A ordinary shares of the Issuer as of the date hereof, based upon: 16,327,994.8 Class A ordinary shares outstanding as of the date hereof, resulting from multiplying 326,559,896 Class A ordinary shares outstanding (326,934,896 Class A ordinary shares issued, minus 375,000 shares held in treasury as informed to us by the Issuer) prior to the Reverse Stock Split and the Amendment by one/twentieth (1/20).
- Inversiones Financieras Perseo, S.L.U.: type of reporting person: corporation (CO); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 1,367,879; sole dispositive power 0; shared dispositive power 1,367,879; aggregate amount beneficially owned 1,367,879 (8.4% of the class)
  Comment: Rows 6, 8 and 9 - Consists of 1,367,879 Class A ordinary shares held by the Reporting Person following the reserve stock split (the "Reverse Stock Split") and amendment (the "Amendment") to the Articles of Association of the Issuer approved by the shareholders of the Issuer on June 30, 2025 and executed by notarial deed on July 2, 2025, which effected the consolidation of 27,357,580 Class A ordinary shares held by the Reporting Person by multiplying such number of Class A ordinary shares by one/twentieth (1/20). The Reverse Stock Split and the Amendment were disclosed in the Issuer's 6-K filed on July 2, 2025.
  
  Row 11 - Represents the percentage of ownership of Class A ordinary shares of the Issuer as of the date hereof, based upon: 16,327,994.8 Class A ordinary shares outstanding as of the date hereof, resulting from multiplying 326,559,896 Class A ordinary shares outstanding (326,934,896 Class A ordinary shares issued, minus 375,000 shares held in treasury as informed to us by the Issuer) prior to the Reverse Stock Split and the Amendment by one/twentieth (1/20).

## Item 1. Issuer
Name of issuer: Wallbox N.V.
Address of issuer's principal executive offices: Carrer Del Foc, 68, Barcelona, Spain, 08038

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed by Iberdrola, S.A., Iberdrola Participaciones, S.A.U. and Inversiones Financieras Perseo, S.L.U. (each a "Reporting Person", and together, the "Reporting Persons").

See Exhibit A for the Reporting Persons' agreement for a joint filing of a single statement on their behalf.
Address of principal business office or, if none, residence:
The address of the principal business office of Iberdrola, S.A. is:

Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009

The address of the principal business office of Iberdrola Participaciones S.A.U. is:

Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009

The address of the principal business office of Inversiones Financieras Perseo, S.L.U. is

Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009
Citizenship: Please see response to Item 4 on each cover sheet for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 for each Reporting Person on the relevant attached cover page.
Percent of class: See the response to Item 11 for each Reporting Person on the relevant attached cover page.
Sole power to vote or to direct the vote: See the response to Item 5 for each Reporting Person on the relevant attached cover page.
Shared power to vote or to direct the vote: See the response to Item 6 for each Reporting Person on the relevant attached cover page.
Sole power to dispose or to direct the disposition: See the response to Item 7 for each Reporting Person on the relevant attached cover page.
Shared power to dispose or to direct the disposition: See the response to Item 8 for each Reporting Person on the relevant attached cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT A JOINT FILING AGREEMENT

## Signatures
- Iberdrola, S.A.: /s/ Juan Jose Zuniga Benavides, Juan Jose Zuniga Benavides/ Head of Equity Markets (07/23/2025)
- Iberdrola Participaciones, S.A.U.: /s/ Felix Sobrino Martinez, Felix Sobrino Martinez/Joint Director (07/23/2025)
- Iberdrola Participaciones, S.A.U.: /s/ Javier Salazar Blanco, Javier Salazar Blanco/ Joint Director (07/23/2025)
- Inversiones Financieras Perseo, S.L.U.: /s/ Agustin Delgado Martin, Agustin Delgado Martin/Joint Director (07/23/2025)
- Inversiones Financieras Perseo, S.L.U.: /s/ Javier Salazar Blanco, Javier Salazar Blanco/Joint Director (07/23/2025)